

December 29, 2023

Toru Nakashima
President and Group Chief Executive Officer
Sumitomo Mitsui Financial Group, Inc.
1-2, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0005, Japan

> **Re: Sumitomo Mitsui Financial Group, Inc.**
> **Registration Statement on Form F-3**
> **Filed December 22, 2023**
> **File No. 333-276219**

Dear Toru Nakashima:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Christopher Kodama, Esq.